United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                   For the fiscal year ended December 31, 1998


                                       OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                          Commission file number 1-7784


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                         Independent Auditors' Report
                         ----------------------------

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/S/ KPMG LLP

Shreveport, Louisiana
June 11, 1999

                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST
                              Statements of Assets
                  Available for Benefits With Fund Information



                                                         CenturyTel     Money       Bond
                                Combined     S & P 500     Common       Market      Index        Loan       Sweep
December 31, 1998                 Funds     Stock Fund   Stock Fund      Fund       Fund         Fund      Account
-------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments, at fair value  $ 8,371,864   3,451,872    3,723,575     502,765     363,594     330,058          -
  Cash                             50,932           -       43,550           -           -           -      7,382
  Contributions
   receivable-employer             47,393      24,034       15,187       4,651       3,521           -          -
  Contributions
   receivable-participants         31,854      16,631       10,195       2,782       2,246           -          -
-------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                $ 8,502,043   3,492,537    3,792,507     510,198     369,361     330,058      7,382
===================================================================================================================

December 31, 1997
-------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at fair value  $ 5,188,430   2,562,203    1,720,215     372,605     296,326     237,081           -
  Cash                             30,867           -       23,855           -           -           -       7,012
  Contributions
   receivable-employer             34,051      18,081       10,140       3,285       2,545           -           -
-------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                $ 5,253,348   2,580,284    1,754,210     375,890     298,871     237,081       7,012
===================================================================================================================

See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST
                         Statement of Changes in Assets
                  Available for Benefits With Fund Information
                      For the Year Ended December 31, 1998

                                                 S & P 500   CenturyTel    Money       Bond
                                    Combined       Stock       Common      Market     Index       Loan      Sweep
                                      Funds        Fund      Stock Fund     Fund       Fund       Fund     Account
------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income
  Net appreciation in
   fair value of investments      $ 2,397,880     542,458    1,847,316          -      8,106          -          -
  Other income                        240,442     198,684            -     22,071     19,687          -          -
  Interest income                      32,633           -        1,785          -          -     30,477        371
  Dividends - Common Stock of
      CenturyTel, Inc.                 13,624           -       13,624          -          -          -          -
------------------------------------------------------------------------------------------------------------------
        Net investment income       2,684,579     741,142    1,862,725     22,071     27,793     30,477        371
------------------------------------------------------------------------------------------------------------------

Contributions
  Participants                        408,183     215,537      127,497     36,281     28,868          -          -
  Company                             205,784     106,757       63,863     20,021     15,143          -          -
------------------------------------------------------------------------------------------------------------------
        Total contributions           613,967     322,294      191,360     56,302     44,011          -          -
------------------------------------------------------------------------------------------------------------------
        Total additions             3,298,546   1,063,436    2,054,085     78,373     71,804     30,477        371
------------------------------------------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals              47,385       8,572        7,916     13,754      9,509      7,634          -
  Other, net                            2,466       1,110        1,112        159         69          -         16
------------------------------------------------------------------------------------------------------------------
        Total deductions               49,851       9,682        9,028     13,913      9,578      7,634         16
------------------------------------------------------------------------------------------------------------------

Net increase prior to
 interfund transfers                3,248,695   1,053,754    2,045,057     64,460     62,226     22,843        355

Interfund transfers                         -    (141,501)      (6,760)    69,848      8,264     70,134         15
------------------------------------------------------------------------------------------------------------------

Net increase                        3,248,695     912,253    2,038,297    134,308     70,490     92,977        370
Assets available for benefits:

  Beginning of year                 5,253,348   2,580,284    1,754,210    375,890    298,871    237,081      7,012
------------------------------------------------------------------------------------------------------------------

  End of year                    $  8,502,043   3,492,537    3,792,507    510,198    369,361    330,058      7,382
==================================================================================================================

See accompanying notes to financial statements.

                     CENTURY TELEPHONE ENTERPRISES, INC.
                    RETIREMENT SAVINGS PLAN FOR BARGAINING
                           UNIT EMPLOYEES AND TRUST
                        Notes to Financial Statements
                              December 31, 1998


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

    Basis of Presentation

    The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

    The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

    The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

    Participation

    Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is CenturyTel, Inc. (the Company).

    In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base pay on a pre-tax basis, or between one percent and sixteen percent of his base pay on an after-tax basis. An employee may elect a deferral of his base pay using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

    As of the end of each payroll period, the Company contributes to an account (Employer Match Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

    The Company may make additional match contributions to participants' accounts (Additional Match Contribution Account) in an amount determined by the Company.

    During 1998 the Company contributed $205,784 to the Plan, of which $171,674 related to contributions made to the Employer Contribution Account and $34,110 related to contributions made to the Additional Match Account.

    An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

    The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

    The interest of a participant in his Employer Match Contribution Account and Additional Match Contribution Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

    Reports to Participants

    Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

    Forfeitures

    A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the
    Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

    Distributions

    If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed,
    (i) his spouse, (ii) his children, or (iii) his estate.

    Withdrawals

    A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

    A participant who is an employee and over age 59 1/2 may make one withdrawal from his vested investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member or the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

    Loans to Participants

    The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

    Trustee

    The Trustee of the Plan, as of December 31, 1998, was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

    Administration

    The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

    Market Value Determination

    Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market quote on December 31, 1998 and 1997, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding, which approximates market value.

    Plan Termination

    Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2) DESCRIPTION OF THE FUNDS

    The following is a description of each of the funds available to Plan participants:

    (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (40.6% and 48.8% of assets at December 31, 1998 and 1997, respectively).

    (b) CenturyTel  Common  Stock  Fund  -  consists   primarily  of  shares  of
        CenturyTel Common Stock (43.8% and 32.7% of assets at December 31, 1998 and 1997, respectively).

    (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (5.9% and 7.1% of assets at December 31, 1998 and 1997, respectively).

    (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (4.3% and 5.6% of assets at December 31, 1998 and 1997, respectively).

    (e) Loan Fund - represents loans to participants from the participants' investment accounts (3.9% and 4.5% of assets at December 31, 1998 and 1997, respectively).

    A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

(3) INCOME TAXES

    The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 1995 related to the Plan.

(4) RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Barclays Global Fund Advisors (Barclays). Merrill Lynch is the Trustee as defined by the Plan. Therefore, Barclays and Merrill Lynch qualify as parties-in-interest. Fees paid by the Company to Merrill Lynch for trustee, record keeping and other services amounted to $16,831 for the year ended December 31, 1998.

(5) CONCENTRATION OF INVESTMENTS

    As of December 31, 1998, 43.8% of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Barclays.

(6) STOCK SPLIT

    On February 23, 1999, CenturyTel, Inc.'s Board of Directors declared a three-for-two common stock split effected as a 50% stock dividend in March 1999. Number of shares and per share data included in this report for the CenturyTel Common Stock Fund have been restated to reflect this stock split.

(7) YEAR 2000 READINESS DISCLOSURE (UNAUDITED)

    The Year 2000 issue concerns the inability of computer systems and certain other equipment to properly recognize and process data that uses two digits rather than four to designate particular years. The Company has initiated a Year 2000 Project Plan (the "Project") to assess whether its systems that process date sensitive information will perform satisfactorily leading up to and beyond January 1, 2000. The goal of the Project is to correct, prior to January 1, 2000, any Year 2000-related problem with critical systems, the failure of which could have a material adverse effect on the Company's operations. The Project includes steps to (i) identify each critical system element that requires date code remediation, (ii) establish a plan to remediate such systems, (iii) implement all required remediations and (iv) selectively test the remediated systems.

    One component of the Project involves the review of third-party vendors and includes identifying critical third-parties and determining their plans and progress in addressing the Year 2000 issue. One critical third-party for the Plan is Merrill Lynch, which handles record keeping and administrative duties as Trustee. Current information received from Merrill Lynch indicates that their system that supports the Plan has been fully renovated, has completed production testing and is undergoing certification testing which is anticipated to be completed mid-year 1999.

    Failure by the Company to timely and effectively remediate its systems, or the failure of critical vendors and suppliers to remediate affected systems, could have a material adverse impact on the Plan. Because the impact of Year 2000 issues on the Company is materially dependent on the mitigation efforts of parties outside the Company's control, the Company cannot assess with certainty the magnitude of any such potential adverse impact on the Plan. However, the Company believes that the Project, along with the efforts of Merrill Lynch, is expected to significantly reduce the level of uncertainty about the Year 2000 issue, and in particular, about the Year 2000 readiness of the Plan's critical third-parties.

                                                                    Schedule I
                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                                Current
Identity of issuer, borrower,     Description                Current           Value Per
 lessor or similar party         of Investment     Cost       Value            Unit/Share
-----------------------------------------------------------------------------------------

Investment in CenturyTel
 Common Stock                  81,752  units/                                    45.55
                               82,746* shares  $ 1,445,592  3,723,575 (Note 1)   45.00*
Loan Fund (interest rates
 ranged from 9% to 12%)             -              330,058    330,058                -

Merrill Lynch
 Money Market Account          50,932  units        50,932     50,932             1.00
Investments in Mutual
 Funds for Qualified
 Employee Benefit Plans
 Managed by Barclays:
    S & P 500 Stock Fund      140,263  units     2,256,201  3,451,872 (Note 1)   24.61
    Money Market Fund         502,765  units       502,765    502,765 (Note 1)    1.00
    Bond Index Fund            36,323  units       352,853    363,594            10.01
-----------------------------------------------------------------------------------------
                                               $ 4,938,401  8,422,796
=========================================================================================

The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays and Merrill Lynch are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Note (1) These investments are greater than 5% of assets available for benefits.

      *  Adjusted to reflect stock split.  See Note 6.

                                                                   Schedule II
                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1998

                                                                                               Current Value of
                                                     Redemption                                Asset at Date of
                                          Purchase   or Selling   Lease   Expense    Cost of    Acquisition or      Net
   Description of Transaction               Price      Price     Rental  Incurred     Asset       Disposition       Gain
------------------------------------------------------------------------------------------------------------------------

                                          (Note 1)
Category (3) - A series of transactions
---------------------------------------
  in excess of 5% of beginning of period
  --------------------------------------
  Plan assets available for benefits
  ----------------------------------

Investments in CenturyTel Common Stock
   (68 purchases, 45 sales)              $ 723,477    563,147       -         -      261,479       (Note 2)     301,668
Investments in Mutual Funds for
  Qualified Employee Benefit Plans
  Managed by Barclays:
     S & P 500 Stock Fund
     (59 purchases, 42 sales)              841,522    494,311       -         -      326,141       (Note 2)     168,170
     Money Market Fund
     (57 purchases, 46 sales)              799,748    669,587       -         -      669,587       (Note 2)           -


The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays and Merrill Lynch are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) The purchase price denotes cost and current value of the security on the transaction date.

       (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      Century Telephone Enterprises, Inc.
                                      Retirement Savings Plan For Bargaining
                                      Unit Employees and Trust


                                      /S/ David Thiels
   June 25, 1999                      ---------------------------
                                      David Thiels
                                      Vice President and Treasurer

                     CENTURY TELEPHONE ENTERPRISES, INC.
                 RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                             EMPLOYEES AND TRUST

                               Index to Exhibit

   Exhibit
   Number
--------------------------------------------------------------------------

    23.1    Independent Auditors' Consent